UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2002

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2002 and 2001                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2002 and 2001                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets (Held at End of Year), December 31, 2002         10

 Schedule of Reportable Transactions for the year ended
    December 31, 2002                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    April 25, 2003

                      Brown-Forman Corporation Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                          2002                                            2001
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                      $103,131,672             --      $103,131,672   $128,737,833             --       $128,737,833
   Investment contract and
    money market portfolios            31,238,815             --        31,238,815     30,865,187             --         30,865,187
   Brown-Forman Corporation
    Class B common stock                4,873,122             --         4,873,122      4,080,672             --          4,080,672
   Loans to participants                1,267,704             --         1,267,704          --                --              --
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                      140,511,313             --       140,511,313    163,683,692             --        163,683,692
Employers' contributions receivable     1,189,353             --         1,189,353      2,433,013             --          2,433,013
Employees' contributions receivable       466,595             --           466,595        448,836             --            448,836
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits    $142,167,261             --      $142,167,261   $166,565,541             --       $166,565,541
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2002 and 2001

                                                          2002                                            2001
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                       $  5,097,620             --      $  5,097,620   $  7,659,703             --       $  7,659,703
      Employee                          9,592,294             --         9,592,294      9,316,206             --          9,316,206
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                       14,689,914             --        14,689,914     16,975,909             --         16,975,909

   Interest income                        899,542             --           899,542      1,355,255             --          1,355,255
   Dividend income                      1,353,773             --         1,353,773      1,182,908             --          1,182,908
   Net transfers from other plans          38,455             --            38,455        592,133             --            592,133
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                  16,981,684             --        16,981,684     20,106,205             --         20,106,205
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants         11,647,431             --        11,647,431     13,140,318             --         13,140,318
   Net depreciation in fair value      29,732,533             --        29,732,533     25,246,085             --         25,246,085
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                 41,379,964             --        41,379,964     38,836,403             --         38,836,403
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net decrease                          (24,398,280)            --       (24,398,280)   (18,280,198)            --        (18,280,198)

Net assets available for benefits:
   Beginning of year                  166,565,541             --       166,565,541    184,845,739             --        184,845,739
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                       $142,167,261             --      $142,167,261   $166,565,541             --       $166,565,541
                                      ===========    ==============    ===========    ===========    ==============     ===========

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company's subsidiaries who have one year of service and are not members of a collective bargaining unit, except for employees of Lenox, Inc. and its divisions and certain employees of Fetzer, Jekel, and Sonoma-Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan after the completion of one year of service. Effective January 1, 2002, an employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the 2002 calendar year, currently $11,000. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          Effective January 1, 2002, non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 10% of their annual compensation.

          The Company's matching contribution is equal to 100% of the participant's elective deferral for the first 2% of the participant's annual compensation and 75% of the participant's elective deferral for the next 3% of the participant's annual compensation. Effective January 1, 2003, the Company's matching contribution is equal to 100% of the participant's elective deferral up to 5% of the participant's annual compensation. For non-union hourly employees of Blue Grass Mills, the Company's matching contribution is equal to 50% of the participant's elective deferral up to 5% of the participant's annual compensation.

          Effective January 1, 2002, participants who have attained age 50 before December 31, 2002 may contribute an additional catch-up contribution up to $1.000, subject to the limitations of the Internal Revenue Code and the Plan.

          Before January 1, 2002, the Company made a non-elective contribution to each participant, excluding non-union hourly employees of Blue Grass Mills, in an amount equal to the greater of 1% of the participant's compensation for the year up to the maximum limit of $1,700 or a minimum of $500. Part time and hourly employees, except for Jack Daniel employees, receive the greater of 1% of compensation or $500 multiplied by the percentage of actual hours of service divided by 1,950. A final non-elective contribution of $1,348,177 for eligible participants who were employed on December 31, 2001 was made in 2002 for the plan year ending December 31, 2001 based on 2001 compensation. Those participants who were employed on December 31, 2001, who met the eligibility requirements after January 1, 2002 received a final non-elective contribution of $36,224 based on compensation for the period from the first day of the month following date of hire through December 31, 2001 and a contribution for the plan year ending December 31, 2002, based on compensation from January 1, 2002, to the date the participant met the eligibility for the contribution.

          Each participant's account is credited with the participant's contribution on a monthly basis, the employer nonelective contribution, and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Effective January 1, 2002 the total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of
          (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $63,386 and $54,147 for 2002 and 2001, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

          Hourly participants employed by Blue Grass Mills as of October 1, 2001 and whose employment terminated as a direct result of the closing of Blue Grass Mills are fully vested.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Effective January 1, 2002, the participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

          Effective January 1, 2002, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. Participant loans are valued at cost which approximates fair value. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.


 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2002                              2001
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                  357,880     $11,498,677           346,759     $15,201,930
          PIMCO Total Return Fund               756,490       8,071,749           464,974       4,863,624
          Fidelity Magellan Fund                487,619      38,502,415           497,348      51,833,562
          Fidelity Equity-Income Fund           560,419      22,231,812           575,676      28,046,443
          Fidelity Growth Company               243,937       8,640,246           230,637      12,274,479
          Fidelity Retirement
           Money Market Portfolio            18,099,786      18,099,786        19,910,309      19,910,309
          Managed Income Portfolio           13,139,029      13,139,029        10,954,877      10,954,877
          Brown-Forman Corporation Class B
           Common Stock Fund                    452,052       4,873,122           393,887       4,080,672
          Other investments                     838,703      15,454,477           763,511      16,517,796
                                                            -----------                       -----------
                                                           $140,511,313                      $163,683,692
                                                            ===========                       ===========

       During 2002 and 2001, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2002                2001
                                         ----------          ----------
       Mutual funds                    $(29,938,633)       $(25,044,429)
       Brown-Forman Corporation
        Class B common stock                206,100            (201,656)
                                         ----------          ----------
                                       $(29,732,533)       $(25,246,085)
                                         ==========          ==========

4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party recordkeeper and the administration fee for processing loans are allocated to the participants' accounts. Administrative expenses of $27,046 in 2002 were allocated to participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by the third party recordkeeper.

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2002


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity    $  3,476,814
Janus Enterprise Fund           Mutual fund, variable rate and maturity       3,781,489
Janus Worldwide Fund            Mutual fund, variable rate and maturity      11,498,677
PIMCO Total Return Fund         Mutual fund, variable rate and maturity       8,071,749
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity      38,502,415
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity      22,231,812
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity       8,640,246
Fidelity Asset Manager*         Mutual fund, variable rate and maturity       5,111,810
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                18,099,786
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                           13,139,029
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity       1,816,660
Brown-Forman Corporation*       Class B common stock fund                     4,873,122
Participant loans               Loans, 6%-6.25%, variable maturity            1,267,704
                                                                            -----------
                                                                           $140,511,313
                                                                            ===========

*Party-in-interest to the Plan


                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2002

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed on behalf of the Plan Administrator by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:



/s/ Milton B. Gillis
Milton B. Gillis
Member, Employee Benefits Committee
(Plan Administrator)

Vice President and Director of
Compensation and Employee Benefits

Brown-Forman Corporation

June 24, 2003

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated April 25, 2003 relating to the financial statements and supplemental schedules of the Brown-Forman Corporation Savings Plan as of and for the years ended December 31, 2002 and 2001 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 24, 2003
                                       13

                                                                   EXHIBIT 99


                    CERTIFICATE OF PERIODIC FINANCIAL REPORT


I, Milton B. Gillis, Vice President and Director of Compensation and Employee Benefits of Brown-Forman Corporation, on behalf of the Brown-Forman Corporation Employee Benefits Committee which functions as the chief executive officer and chief financial officer of the Brown-Forman Corporation Savings Plan (the "Plan") certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 11-K for the Plan for the fiscal year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

This certificate is being furnished solely for purposes of Section 906 and is not being filed as part of the Periodic Report.



Dated: June 26, 2003



                                           /s/ Milton B. Gillis
                                           Milton B. Gillis
                                           Member, Employee Benefits Committee

                                           Vice President and Director of
                                           Compensation and Employee Benefits

                                           Brown-Forman Corporation